Exhibit 99.1

Canada Goose Announces Grant of Regulatory Relief Regarding Share Repurchase Program

TORONTO, ON (February 11, 2022)—Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) announced today that on January 25, 2022, the Ontario Securities Commission granted the Company exemptive relief to allow the purchase of up to 10% of its public float of subordinate voting shares (the “Shares”) through the New York Stock Exchange (“NYSE”) and other U.S.-based trading systems as part of the Company’s normal course issuer bid announced on August 13, 2021 (the “NCIB”). Absent the exemptive relief, purchases under the NCIB on markets other than the Toronto Stock Exchange (the “TSX”) were limited to a maximum of 5% of outstanding Shares at the beginning of any 12-month period.

The exemptive relief applies to the NCIB and any issuer bid in the 36 months following the date of the decision, with purchases to be made in compliance with applicable U.S. rules governing share repurchases and Part 6 (Order Protection) of NI 23-101 Trading Rules and at a price not higher than market price at the time of purchase. The aggregate number of Shares purchased on any exchange or market may not exceed 10% of the public float as specified in the NCIB application filed with the TSX.

A copy of the decision from the Ontario Securities Commission has been filed under Canada Goose’s SEDAR profile at www.sedar.com.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to normal course issuers bids and the intended purchase for cancellation of subordinate voting shares of the Company thereunder. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” “intend”, “predict” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors:

ir@canadagoose.com

Media:

media@canadagoose.com